EXHIBIT 10.21

EMPLOYMENT AGREEMENT
This Employment Agreement (the “Agreement”) is made effective January 1, 2016 (the “Effective Date”) by and between United Financial Bancorp, Inc., a Connecticut corporation (the “Company”), United Bank (the “Bank”) and collectively with the Company, the “Employer”) and Brandon C. Lorey (“Executive”). The Company and Executive are collectively referred to herein as the “Parties,” and individually referred to as a “Party.”

RECITALS:

WHEREAS, the Company, the Bank and Executive mutually desire to enter into an employment agreement setting forth the terms and conditions of Executive’s employment with the Company.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, it is AGREED as follows:

1.    Purpose. The purpose of this Agreement is to set forth the terms and conditions of Executive’s employment with the Employer. This Agreement represents both Parties’ intentions with respect to the terms and conditions of Executive’s employment with the Employer.

2.    Definitions. For the purposes of this Agreement, the following words shall have the following meanings:

“Affiliate” means any entity that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, another entity.

“Annual Incentive Compensation Plan” or “AICP” means any Employer-sponsored annual incentive compensation cash bonus plan in which Executive participates, as in effect from time to time.

“Annual Cash Compensation” means the sum of (i) Executive’s Base Annual Salary at the rate in effect on Executive’s Date of Termination and (ii) Executive’s target AICP bonus opportunity for the calendar year in which Executive’s Date of Termination occurs; provided, however, that if the target bonus opportunity has not been established for such year, the AICP amount under this definition shall be calculated using the target bonus opportunity from the immediately preceding calendar year.

“Base Annual Salary” means Executive’s base annual salary as described in Section 5(a) hereof.

“Board” mean the board of directors of the Company and/or of the Bank, as the context requires and, where appropriate, includes any committee thereof.

“Cause” means termination on account of the occurrence of any of the following events:
(i)    Executive’s malfeasance or nonfeasance in the performance of the material duties or responsibilities of his or her position with the Employer or any of its subsidiaries, or failure to timely carry out any material lawful and reasonable directive of the Employer, in each case if not remedied within fifteen (15) days after receipt of written notice from the Employer describing such malfeasance, nonfeasance or failure;

(ii)    Executive’s embezzlement or misappropriation of any material funds or property of the Employer or any of its subsidiaries or of any material corporate opportunity of the Employer or any of its subsidiaries;

(iii)    the conduct by Executive which is a material violation of this Agreement or any other agreement between Executive and the Employer or any of its subsidiaries or affiliates in each case, that is not remedied within fifteen (15) days after receipt of written notice from the Employer describing such conduct;

(iv)    any material violation of any generally applicable written policy of the Employer previously provided to Executive, the terms of which provide that violation may be grounds for termination of employment in each case, that is not remedied within fifteen (15) days after receipt of written notice from the Employer describing such conduct;

(v)    the commission by Executive of an act of fraud or willful misconduct or Executive’s gross negligence, in each case that has caused or is reasonably expected to result in material injury to the Employer or any of its subsidiaries; or

(vi)    Executive’s conviction of any felony or of any misdemeanor involving moral turpitude.

Any termination for Cause of Executive shall be effective only upon (i) a determination by the majority of the Board in good faith that Cause exists, (ii) receipt by Executive of a notice in accordance with Section 12 stating in reasonable detail the facts and circumstances alleged to provide a basis for termination for Cause and (iii) Executive has been given a reasonable opportunity to be heard by the Board (together with legal counsel) (such opportunity to be given within thirty (30) days of Executive’s receipt of the notice set forth in (ii) above).

“Change in Control” shall be deemed to have occurred if, as the result of a single transaction or a series of transactions, an event set forth in any one of the following paragraphs shall have occurred:

(i)the Company merges into or consolidates with another corporation, or merges another corporation into the Company, and as a result, with respect to the Company, less than a majority of the combined voting power of the resulting corporation immediately after the merger or consolidation is held by “Persons” (as such term is used for purposes of Section 13(d) or 14(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) who were stockholders of the Company immediately before the merger or consolidation;

(ii)any Person (other than any trustee or other fiduciary holding securities under an employee benefit plan of the Bank or the Company), becomes the “Beneficial Owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the resulting corporation representing 50% or more of the combined voting power of the resulting corporation’s then-outstanding securities;

(iii)during any period of twenty-four months (not including any period prior to the Effective Date of this Agreement), individuals who at the beginning of such period constitute the board of directors of the Company, and any new director (other than (A) a director nominated by a Person who has entered into an agreement with the Company to effect a transaction described in subparagraphs (i), (ii) or (iv) hereof, (B) a director nominated by any Person (including the Company) who publicly announces an intention to take or to consider taking actions (including, but not limited to, an actual or threatened proxy contest) which if consummated would constitute a Change in Control or (C) a director nominated by any Person who is the Beneficial Owner, directly or indirectly, of securities of the Company representing 50% or more of the combined voting power of the Company’s securities) whose election by the board of directors of the Company or nomination for election by the Company’s stockholders was approved in advance by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute at least a majority thereof; or

(iv)    the stockholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company’s assets;

“Code” means the Internal Revenue Code of 1986, as amended.

“Compensation Committee” means the compensation committee of the Company Board.

“Competing Business” shall mean any entity (other than the Employer and its Affiliates) that is conducting business that is the same or substantially the same as the business of the Employer.

“Confidential Information” means information (i) disclosed to or known by Executive as a consequence of or through his employment with the Company; (ii) not generally known outside the Company; and (iii) which relates to any aspect of the Company, its Affiliates or their business. “Confidential Information” includes, but is not limited to, trade secrets, proprietary information, business plans, marketing plans, financial information, compensation and benefit information, cost and pricing information, customer contacts, suppliers, vendors, and information provided to the Company or its Affiliates by a third party under restrictions against disclosure or use by the Company, its Affiliates or others.

“Date of Termination” means the date of termination of Executive’s employment by the Company and that is a “Separation from Service” within the meaning of Code Section 409A, which means a termination of Executive’s employment with the Company (and its controlled group within the meaning of Treasury Regulation §1.409A-1(h)(3)); provided, however, that the Company and Executive reasonably anticipate that no further services will be performed after the termination date or that the level of bona fide services Executive will perform after such date (whether as an employee or an independent contractor) would permanently decrease to no more than twenty percent (20%) of the average level of bona fide services performed (whether as an employee or an independent contractor) over the immediately preceding 36-month period or the full period of service to the Company if Executive has been providing services to the Company for less than 36 months.

“Disability” or “Disabled” means any physical or mental incapacity, disease or affliction, as determined by a legally qualified medical practitioner selected by the Company which prevents Executive to a substantial degree from performing his obligations after reasonable accommodation from the Company.

“Equity-Based Awards” means stock options, restricted stock, restricted stock units, performance vesting stock, performance stock units, and any other award granted by the Company, which derives its value based upon the Company’s common stock, regardless whether such award is ultimately intended to be settled in stock or cash.

“Good Reason” means the occurrence of any one of the following without Executive’s prior written consent:

(i)    any material adverse alteration (including an adverse change to Executive’s upward reporting requirements) or material diminution in Executive’s authority, duties or responsibilities under this Agreement;

(ii)    a reduction in Executive’s base salary or target bonus opportunity (as determined by the Compensation Committee in good faith), except as part of a reduction of less than ten percent (10%) that is applicable to all of the Employer’s senior executives;

(iii)    a relocation of the offices at which Executive is principally employed, which relocation increases the distance between Executive’s residence and such offices by more than thirty five (35) miles; or

(iv)    the Employer’s failure to obtain assumption of this Agreement by a successor.

“Long Term Incentive Plan” or “LTIP” means any plan of the Company pursuant to which Executive may receive Equity Based Awards or cash awards earned over a multi-year period, as in effect from time to time.

“Post-Termination Period” means the twenty four (24) month period following Executive’s Date of Termination.

“Retirement” means a termination of Executive’s employment under circumstances as shall constitute retirement from the Employer based on age and/or years of employment, as determined by the Board, in its sole discretion, in accordance with written policies adopted by the Board from time to time. In absence of the adoption of such policy, Executive’s resignation on or after attainment of age 65 shall be deemed to be “Retirement” for purposes of this Agreement.

“Territory” means any county in which the Bank maintains a business office.

3.    Term. This Agreement shall become effective on the Effective Date and shall continue in effect through the second anniversary of the Effective Date, unless earlier terminated as hereinafter provided. Commencing on the second anniversary of the Effective Date and each anniversary of the Effective Date thereafter, the term of this Agreement shall automatically be extended for one (1) additional year unless, unless, no later than sixty (60) days prior to the applicable anniversary date, the Employer or Executive gives written notice to the other Party that such Party does not wish to extend the term of this Agreement, in which case this Agreement shall terminate on the applicable anniversary date.

4.    Duties and Responsibilities. Commencing on the Effective Date of this Agreement, Executive shall diligently render his services to the Company as Executive Vice President, Head of Consumer Banking in a manner customary for such officers or equivalent positions, and shall use his best efforts and good faith in fulfilling such responsibilities and in accomplishing such directives. Executive agrees to devote his full-time efforts, abilities, and attention to the business of the Company, and shall not engage in any activities which will interfere with such efforts. Executive shall well and faithfully serve the Company during the continuance of his employment hereunder and shall use his best efforts to promote the interests of the Company.

5.    Compensation and Benefits. In return for the services to be provided by Executive pursuant to this Agreement, the Company agrees to pay Executive as follows:

(a)    Base Annual Salary. Executive shall receive a Base Annual Salary annually of $283,000 payable in accordance with the Employer’s customary payroll practices. The annual salary to be paid by the Employer to Executive shall be reviewed at least annually and may from time to time be increased (but may not be decreased) any such increased amount shall then be referred to as “Base Annual Salary” for the purposes of this Agreement.

(b)    Annual Incentive Compensation Plan. Executive shall be eligible to participate in any AICP, subject to the terms of the then applicable plan. AICP awards for each calendar year shall be payable in the following calendar year as determined by the Board or Compensation Committee.

(c)    Long Term Incentive Plan. Executive shall participate in the Long Term Incentive Plan of the Company, as in effect from time to time, as determined by and on such terms approved by the Board or the Compensation Committee, in its sole discretion.

(d)    Benefits. Executive shall be entitled to participate in the Company’s various employee benefit plans as the same may be constituted from time to time in the same manner as other senior management executives of the Company, subject to the terms and conditions of the plans, as same may be amended or terminated pursuant to their terms from time to time as determined by the Company in its sole discretion.

(e)    Expenses. Executive shall be reimbursed by the Employer for all reasonable business expenses incurred by Executive in performance of his duties hereunder upon the submission of appropriate documentation for such expenses in accordance with the Employer’s policies then in effect.

(f)    Leave. Executive will be provided with such vacation leave, sick leave and other paid time off as are provided generally to the Employer’s senior management executives. All time off must be taken in accordance with the Employer’s policy for senior management executives, as may be amended from time to time.

6.    Termination.

(a)    Death, Disability or Retirement. The Company may terminate Executive’s employment if he is Disabled for six (6) consecutive months or for a total of six (6) months during any 12-month period. Executive’s employment will be automatically terminated upon his death or Retirement.

(b)    Termination for Cause. The Company may terminate Executive’s employment for Cause by written notice to Executive.

(c)    Termination Without Cause. The Company may terminate Executive’s employment without Cause upon written notice to Executive.

(d)    Termination by Executive Without Good Reason. Executive may terminate his employment upon 30 days’ written notice to the Company. In the event Executive terminates his employment in this manner, he shall remain in the Company’s employ subject to all terms and conditions of this Agreement for the entire 30-day period unless instructed otherwise by the Company in writing.

(e)    Termination by Executive for Good Reason. Executive may terminate his employment for “Good Reason” by giving the Company advance written notice of such intent and the grounds thereof within a period not to exceed 30 days after the existence of the event constituting Good Reason. After Executive gives such notice, the Company shall have 30 days to correct the Good Reason event, and if the Company does not correct the Good Reason event within the prescribed time, Executive must terminate his employment within 61 days of the date of the event constituting Good Reason in order to be entitled to any benefits under Section 7(c) of this Agreement. In addition, once an event constitutes Good Reason, if the Company does not correct the event and if Executive does not give notice (as described above) and terminate his employment within 61 days of the event, such specific instance of the event shall no longer constitute Good Reason under this Agreement.

(f)    Resignation of All Positions. Executive agrees that after any termination of his employment, he will tender his resignation from any position he may hold as an officer or director of the Company or any Affiliate.

7.    Severance and Change in Control Payments and Benefits. Executive shall be entitled to the following compensation under the following circumstances:

(a)    Death, Disability or Retirement. In the event Executive’s employment is terminated as a result of his death, Disability or Retirement, the following shall apply:

(i) Executive’s rights under any LTIP or any other executive compensation arrangement in which Executive then participates shall be determined in accordance with the controlling plan document and/or award agreements.

(ii) Any unpaid Base Annual Salary shall be paid through the Date of Termination in accordance with the Employer’s normal payroll practices.

(iii) Any unpaid AICP award for the calendar year preceding the calendar year which includes Executive’s Date of Termination shall be paid when the AICP awards for other participants are paid.

(iv) Executive’s award under any AICP to which he would otherwise be entitled in the calendar year which includes his Date of Termination shall be prorated for the period of his participation in the AICP during the relevant calendar year, and payable at the same time other participants in the AICP receive payment.

(v) Executive shall be reimbursed for all expenses incurred and in accordance with Section 5(e).

(vi) Executive shall be paid all accrued unused vacation in accordance with the Employer’s vacation policy, as amended from time to time.

(vii) Executive shall be entitled to all benefits under Section 5(d) subject to the terms and conditions of the applicable plan documents and arrangements, as amended from time to time.

(viii) If Executive’s employment is terminated by reason of death of Disability, the Employer shall pay Executive (or, in the event of death, to Executive’s surviving spouse, a lump sum amount equal, on an after-tax basis, to the cost of continuation of group health coverage under COBRA for the maximum period allowable by law based upon the rates for such coverage in effect for Executive (and his dependents, if applicable) on the Date of Termination. Such amount shall be paid in a cash lump sum payment not later than ten (10) days following Executive’s Date of Termination.

(b)    Termination for Cause or Without Good Reason. If Executive is terminated by the Employer for Cause or if Executive resigns or otherwise terminates without Good Reason, the following shall apply:

(i) No AICP award shall be paid for the calendar year which includes Executive’s Date of Termination.

(ii) Executive’s rights under any LTIP or any other executive compensation arrangement in which Executive then participates shall be determined in accordance with the controlling plan document and/or award agreements.

(iii) Executive’s unpaid Base Annual Salary shall be paid through to the Date of Termination in accordance with the Employer’s normal payroll practices.

(iv) Any unpaid AICP award for a calendar year preceding the calendar year of Executive’s Date of Termination shall be paid in accordance with the terms of the applicable AICP and when the AICP awards for other participants are paid.

(v) Executive shall be reimbursed for all expenses incurred in accordance with Section 5(e).

(vi) Executive shall be paid all accrued unused vacation in accordance with the Employer’s vacation policy, as amended from time to time.

(vii) Executive shall be entitled to all benefits under Section 5(d) subject to the terms and conditions of the applicable plan documents and arrangements, as amended from time to time.

(c)    Termination Without Cause or for Good Reason. In the event Executive’s employment with the Employer is terminated by the Employer without Cause or by the Executive for Good Reason, the following shall apply:

(i) Employer shall pay Executive an amount equal to the one and one-half (1 ½) times the Executive’s Annual Cash Compensation. Subject to Section 7(f), such amount shall be paid in a lump sum cash payment.

(ii) Executive’s rights under any LTIP or any other executive compensation arrangement in which Executive then participates shall be determined in accordance with the controlling plan document and/or award agreements.

(iii) Executive’s unpaid Base Annual Salary shall be paid through his Date of Termination in accordance with the Company’s normal payroll practices.

(iv) Any unpaid AICP award for a year preceding the calendar year which includes the Executive’s Date of Termination shall be paid when the AICP awards for other participants are paid.

(v) The Employer shall pay Executive his award under any AICP in effect for the calendar year which includes his Date of Termination (A) calculated by reference to the level of attainment for the applicable performance criteria (financial, individual or otherwise) in effect for such calendar year, (B) on the basis of a deemed 12-month calendar year participation in the plan, and (C) at the same time other participants in the AICP receive payment.

(vi) Executive shall be reimbursed for all expenses incurred and in accordance with Section 5(e).

(vii) Executive shall be paid all accrued unused vacation in accordance with the Company’s vacation policy, as amended from time to time.

(viii) Executive shall be entitled to all benefits under Section 5(d) subject to the terms and conditions of the applicable plan documents and arrangements, as amended from time to time.

(ix) The Employer shall pay Executive a lump sum amount equal, on an after-tax basis, to the cost of group health and group life insurance coverage under the Employer’s plans for a period of 18 months based upon the rates for such coverage in effect for Executive (and his dependents, if applicable) on the Date of Termination. Such amount shall be paid in a cash lump sum payment at the same time payment under Section 7(c)(i) is made.

(d)    Change in Control. Notwithstanding the foregoing subsections (a) - (c) of this Section 7 and in lieu thereof, if, within the period beginning with the effective date of a Change in Control and continuing through the second anniversary thereof, the Employer terminates Executive’s employment without Cause or Executive terminates his employment for Good Reason, then:

(i) Subject to Section 7(f), the Employer shall pay Executive a lump sum cash amount equal to three (3) times Executive’s Annual Cash Compensation.

(ii) Executive’s rights under any LTIP or any other executive compensation arrangement in which Executive then participates shall be determined in accordance with the controlling plan document and/or award agreements.

(iii) Any unpaid AICP award for a year preceding the calendar year which includes the Executive’s Date of Termination shall be paid when the AICP awards for other participants are paid.

(iv) The Employer shall pay Executive his award under any AICP in effect for the calendar year which includes his Date of Termination (A) calculated on the basis of the Employer and Executive having fully met all performance criteria (financial, individual or otherwise) for a target bonus (which will not include any multiplier that may be applicable to result in a maximum bonus), (B) paid on the basis of a deemed 12-month calendar year participation in the plan, and (C) payable at the same time other participants in the plan receive payment.

(v) Executive shall be promptly reimbursed all reasonable business expenses incurred by him upon reasonable documentation and in accordance with the Employer’s policy prior to the date of the Change in Control.

(vi) The Employer shall pay Executive a lump sum amount equal, on an after-tax basis, to the cost of continuation of group health and group life insurance coverage under the Employer’s plans for a period of 36 months based upon the rates for such coverage in effect for Executive (and his dependents, if applicable) on the Date of Termination. Such amount shall be paid in a cash lump sum payment at the same time payment under Section 7(d)(i) is made.

(vii) If any payments are payable under this Section 7(d), in no event will any amounts be paid or payable under Sections 7(a)-(c).

(e)    Potential Change in Control. Notwithstanding any other provision of this Agreement, if Executive’s employment is terminated by the Employer without Cause or by Executive for Good Reason and such termination without Cause or the act, circumstance or event which constitutes Good Reason is otherwise in connection with or in anticipation of a Change of Control and occurred after either a letter of intent or agreement with respect to such a transaction has been executed by the Company or a public announcement of a proposed transaction is made, (i) Executive shall be entitled to receive the payments described in Section 7(c) and (ii) in the event of the subsequent consummation of such transaction, Executive shall receive an additional payment equal to the difference between the payment paid or payable under Section 7(c) and the payment Executive would receive under

Section 7(d) had Executive’s termination without Cause or for Good Reason occurred on the effective date of the Change in Control. Section 7(f) shall apply separately with respect to any payment or payments made pursuant to this Section 7(e).

(f)    Release of All Claims. Executive acknowledges and agrees that the Employer’s obligation to make any and all payments, other than the payment of any earned or accrued and unpaid Base Salary and accrued vacation, to which Executive may become entitled to receive under Section 7(c) or (d) is conditioned upon, and subject to, Executive’s execution of a release of claims (substantially in the form of Exhibit A attached hereto) becoming effective by the 60th day following the Employee’s termination of employment. To the extent such payments are not exempt from Code Section 409A pursuant to paragraph (j) below, and the 60-day period crosses two calendar years, the payment shall be made on the first payroll date in the second calendar year that occurs on or after the expiration of the release revocation period, regardless of the date the release is signed.

(g)    Change in Control Best Payments Determination. In the event the payments and benefits described in this Section 7, taken together with all other payments benefits payable to Executive in connection with a Change in Control (together, the CIC Severance Benefits), could subject Executive to an excise tax under Section 4999 of the Code (the “Excise Tax”), then notwithstanding the provisions of Section 7 the Company shall reduce the CIC Severance Benefits (the “Benefit Reduction”) by the amount necessary to result in Executive not being subject to the Excise Tax if such reduction would result in Executive’s “Net After Tax Amount” attributable to the CIC Severance Benefits being greater than it would be if no Benefit Reduction was effected. In the event of any over or under reduction pursuant to the previous sentence, the amount of the Benefit Reduction shall be adjusted (and any additional payments by the Company or any required repayments by Executive, as applicable, shall be promptly made) to the minimum amount necessary to result in Executive not being subject to the Excise Tax. For this purpose “Net After Tax Amount” shall mean the net amount of CIC Severance Benefits Executive is entitled to receive after giving effect to all federal, state and local taxes which would be applicable to such payments, including, but not limited to, the Excise Tax. The determination of whether any such Benefit Reduction shall be effected shall be made by a nationally recognized public accounting firm, selected by the Company and reasonably acceptable to Executive, and such determination shall be binding on both Executive and the Company. In the event the payments to the Executive are required to be reduced pursuant to this Section 7(g), the portions of the payments that would be paid in cash under this Agreement will be reduced first and before any non-cash payments.

(h)    No Duty to Mitigate. Executive shall not be required to mitigate the amount of any payment or other benefit required to be paid to Executive pursuant to this Agreement, whether by seeking other employment or otherwise, nor shall the amount of any such payment or other benefit be reduced on account of any compensation earned by Executive as a result of employment. The Employer’s obligation to make the payments provided for in this Agreement (including, but not limited to, the payments under Section 7(c) or (d)) and otherwise perform its obligations hereunder shall not be affected by any counterclaim, recoupment, defense or other claim, right or action which the Employer may have against Executive or others, exclusive of payroll withholdings required by law.

(i)    Specified Employees. Notwithstanding any other provision herein, if Executive is a “Specified Employee” (as that term is defined in Code Section 409A) as of his Date of Termination, then any amounts under this Agreement which are payable upon his “Separation from Service” (within the meaning of Code Section 409A) and subject to the provisions of Code Section 409A and not otherwise excluded under Code Section 409A, shall not be paid until the first (1st) business day that is at least six (6) months after the date after Executive’s Date of Termination (the “Waiting Period”). Any payments that would have been made to Executive during the Waiting Period but for this Section 7(i) shall instead be made to Executive in the form of a lump sum payment on the date that payments commence pursuant to the preceding sentence with interest (calculated at the short-term applicable federal rate compounded semi-annually) on the amount not paid during the Waiting Period from the Date of Termination through the date of payment.

(j)     Section 409A Exemptions. For purposes of Code Section 409A, each “payment” (as defined by Code Section 409A) made under this Agreement will be considered a “separate payment.” In addition, for purposes of Code Section 409A, each such payment will be deemed exempt from Code Section 409A to the fullest extent possible under (i) the “short-term deferral” exemption of Treasury Regulation § 1.409A-1((b)(4), and (ii) with respect to any additional amounts paid no later than the second (2nd) calendar year following the calendar year containing your Termination Date, the “involuntary separation” pay exemption of Treasury Regulation § 1.409A-1(b)(9)(iii), which are hereby incorporated by reference.

8.    Non‑Competition, Non‑Solicitation, and Confidentiality. The Employer and Executive acknowledge and agree that while Executive is employed pursuant to this Agreement, the Company will give Executive access to Confidential Information of the Employer and its Affiliates. Executive will also be in contact with customers and potential customers of the Employer. In consideration of all of the foregoing, the Employer and Executive agree as follows:

(a)     Non-Competition. Executive agrees that during the Executive’s employment by the Employer hereunder, and for the duration of the Post-Termination Period, the Executive will not (except on behalf of or with the prior written consent of the Employer), within the Territory, either directly or indirectly, on the Executive’s own behalf or in the service or on behalf of others, perform for any Competing Business any services which are the same as or essentially the same as the services the Executive provided for the Employer.

(b)     Non-Solicitation of Customers. Executive agrees that during the Executive’s employment by the Employer hereunder, and in the event of the Executive’s Termination of Employment, regardless of the reason, for the duration of the Post-Termination Period, the Executive will not (except on behalf of or with the prior written consent of the Employer) on the Executive’s own behalf or in the service or on behalf of others, solicit, divert or appropriate or attempt to solicit, divert or appropriate, any business from any of the Employer’s customers, including prospective customers actively sought by the Employer, with whom the Executive has or had material contact during the last two (2) years of the Executive’s employment with Employer, for purposes of providing products or services that are competitive with those provided by the Employer.

(c)     Non-Solicitation of Employees. Executive agrees that during the Executive’s employment by the Employer hereunder, and in the event of the Executive’s Termination of Employment, regardless of the reason, for the duration of the Post-Termination Period, the Executive will not (except on behalf of or with the prior written consent of the Employer) on the Executive’s own behalf or in the service or on behalf of others, solicit, recruit or hire away or attempt to solicit, recruit or hire away, any employee of the Employer with whom the Executive had material contact during the last two (2) years of the Executive’s employment, whether or not such employee is a full-time employee or a temporary employee of the Employer, such employment is pursuant to written agreement, for a determined period, or at will.

(d)    Confidential Information. Executive further agrees that he will not, except as the Company may otherwise consent or direct in writing, reveal or disclose, sell, use, publish, or otherwise disclose to any third party any Confidential Information or proprietary information of the Company, or authorize anyone else to do these things at any time either during or subsequent to his employment with the Company. This Section 8(d) shall continue in full force and effect after termination of Executive’s employment and after the termination of this Agreement for any reason. Executive’s obligations under this Section 8(d) of this Agreement with respect to any specific Confidential Information and proprietary information shall cease when that specific portion of Confidential Information and proprietary information becomes publicly known, in its entirety and without combining portions of such information obtained separately. It is understood that such Confidential Information and proprietary information of the Company include matters that Executive conceives or develops, as well as matters Executive learns from other employees of the Company.

(e)    Breach. Executive agrees that any breach of Sections 8(a), (b), (c), or (d), above cannot be remedied solely by money damages, and that in addition to any other remedies the Company may have, the Company is entitled to obtain injunctive relief against Executive. Nothing herein, however, shall be construed as limiting the Company’s right to pursue any other available remedy at law or in equity, including recovery of damages and termination of this Agreement.

(f)    Independent Covenants. All covenants contained in this Section 9 shall be construed as agreements independent of any other provision of this Agreement, and the existence of any claim or cause of action by Executive against the Company, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by the Company of such covenants.

9.    Return of Company Property. Executive agrees to execute and deliver such documents and take all other actions as the Company may request from time to time in order to effect the transfer and delivery to the Company of any of the Company’s or its Affiliate’s assets in the possession or subject to the control of Executive including, without limitation, the Company’s or its Affiliate’s computers, printers, books, records, files, databases, software, Confidential Information, and other documents in whatever form or medium and wherever located.

10.    Assignment. This Agreement may be assigned by the Company, but cannot be assigned by Executive. An assignment of this Agreement by the Company shall not relieve the Company of any liability or obligation under this Agreement except any such assignment in connection with or as a result of a Change in Control (including, but not limited to, by operation of law).

11.    Binding Agreement. The Parties acknowledge that this Agreement shall be binding upon and inure to the benefit of (a) Executive’s heirs, successors, personal representatives, and legal representatives and (b) any successor of the Company. Any such successor of the Company shall be deemed substituted for the Company under the terms of this Agreement for all purposes. As used herein, “successor” shall include any person, firm, corporation, or other business entity which at any time, whether by purchase, merger or otherwise, directly or indirectly acquires all or substantially all of the assets or business of the Company.

12.    Notices. All notices pursuant to this Agreement shall be in writing and sent certified mail, return receipt requested, by hand delivery or by overnight delivery service addressed as follows:

If to Executive:

Brandon C. Lorey
52 Charlton Drive
South Glastonbury, CT 06073

If to the Company:

United Bank
45 Glastonbury Boulevard
Glastonbury, CT 06033
Attention: Chief Executive Officer

13.    Waiver. No waiver by either Party to this Agreement of any right to enforce any term or condition of this Agreement, or of any breach hereof, shall be deemed a waiver of such right in the future or of any other right or remedy available under this Agreement.

14.    Severability. If any provision of this Agreement is determined to be void, invalid, unenforceable, or against public policy, such provisions shall be deemed severable from the Agreement, and the remaining provisions of the Agreement will remain unaffected and in full force and effect. Furthermore, any breach by the Company of any provision of this Agreement shall not excuse Executive’s compliance with the requirements of Sections 9, to the extent they are otherwise enforceable.

15.    Arbitration. Except with respect to injunctive relief which may be sought by the Employer or Executive from a court in Hartford County, Connecticut, to which the Parties hereby submit to personal jurisdiction, the Parties agree to resolve any and all claims or controversies past, present, or future arising out of or relating to this Agreement, Executive’s employment and/or termination of employment with the Company to binding arbitration under the Federal Arbitration Act, before one neutral arbitrator in Glastonbury, Connecticut, under the American Arbitration Association (“AAA”) National Rules for the Resolution of Employment Disputes. If the Parties cannot agree on one arbitrator, a list of seven (7) arbitrators will be requested from AAA, and the arbitrator will be selected using alternate strikes with Executive striking first. The Parties further agree that (i) except as expressly awarded in arbitration and subject to Section 25 below, each party shall be responsible for its own expenses, including but not limited to attorneys’ fees in connection with the cost of the arbitration except that the fees of the arbitrators shall be shared equally by Executive and the Company, (ii) collective actions are not permissible unless agreed upon by the parties in writing, (iii) administrative proceedings under the National Labor Relations Act and Title VII of the Civil Rights Act are not precluded, (iv) the work of Executive involves interstate commerce, and (v) the award rendered by the arbitrator is final and binding, and judgment thereon may be entered in any court having jurisdiction thereof. The invalidity or unenforceability of any provision of this Section shall not affect the validity or enforceability of any other provision of this Agreement which shall remain in full force and effect; provided, however, that any claim the Company has for breach of the covenants contained in Section 9 of this Agreement shall not be subject to mandatory arbitration, and may be pursued in a court of law or equity.

16.    Entire Agreement. The terms and provisions contained herein shall constitute the entire agreement between the Parties with respect to Executive’s employment with the Company during the time period covered by this Agreement. This Agreement replaces and supersedes any and all existing agreements entered into between Executive and the Company relating generally to the same subject matter including Executive’s prior employment agreement dated February 11 1, 2013.

17.    Modification of Agreement. This Agreement may not be changed or modified or released or discharged or abandoned or otherwise terminated, in whole or in part, except by an instrument in writing signed by Executive and an authorized representative of the Employer.

18.    Understand Agreement. Executive represents and warrants that he has read and understood each and every provision of this Agreement, acknowledges that he has obtained independent legal advice from attorneys of his choice, and confirms that Executive has freely and voluntarily entered into this Agreement.

19.    Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Connecticut without giving any effect to the conflict of laws provisions thereof.

20.    Code Section 409A. The Parties agree that the Company may amend and/or operate this Agreement to be exempt from or to comply with Code Section 409A including, but not limited to, using the definitions or other terms required by Code Section 409A and including without limitation any notices, rulings, interpretations or regulations issued under Code Section 409A after the date hereof to avoid the application of penalty taxes under Code Section 409A. The Company and Executive shall cooperate in good faith for the adoption of such amendments and/or the operation of the Agreement to avoid the application of penalty taxes under Code Section 409A. The Parties agree that Executive shall have no right to specify the calendar year during which any payment hereunder shall be made.

21.    No Guarantee of Tax Consequences. None of the Company nor any of its Affiliates or their officers, directors or employees guarantees or shall be responsible or liable for the federal, state, local, domestic and foreign, tax consequences to Executive respecting any payments or benefits provided to Executive under this Agreement, including but not limited to, any excise taxes that may be imposed under Code Section 409A. Executive acknowledges that the Company has advised him to consult his own counsel and/or tax advisor respecting all of the terms of this Agreement.

22.    Withholding Taxes. The Employer may withhold from all salary, bonuses, or other benefits or payments under this Agreement all federal, state and local taxes as shall be required pursuant to any law or governmental ruling or regulation as reasonably determined by the Employer.

23.    Legal Fees on Change in Control. If a Date of Termination occurs after a Change in Control occurs, the Company agrees, upon reasonable documentation, to reimburse to the full extent permitted by law, all legal fees and expenses which Executive, Executive’s legal representatives or Executive’s family may reasonably incur arising out of or in connection with any arbitration or litigation, if applicable, concerning the validity or enforceability of any provision of the Agreement, or any action by Executive, Executive’s legal representatives, or Executive’s family to enforce his or their rights under this Agreement if the Executive is the prevailing party in such action.

24.    Regulatory Limitation.

(a)    FDIC Golden Parachute Limitations. Notwithstanding anything contained in this Agreement to the contrary, no payments shall be made pursuant to this Agreement or otherwise in contravention of the requirements of Section 2[18(k)] of the Federal Deposit Insurance Act (the “FDIA”) (12 U.S.C. 1828(k)) and Part 359 of the FDIC Rules and Regulations, 12 C.F.R. 359 (collectively, the “FDIC Golden Parachute Restrictions”).

(b)    Other Bank Regulatory Limitations. If the Executive is removed from office and/or permanently prohibited from participating in the conduct of the affairs of any depository institution by an order issued under Section 8(e) or 8(g) of the FDIA (12 U.S.C. 1818(e) and (g)), the Employer shall have the right to terminate all obligations of the Employer under this Agreement as of the effective date of such order, except for the payment of Base Annual Salary due and owing on the effective date of said order, and expense reimbursement incurred as of the effective date of termination. If the Executive is suspended from office and/or temporarily prohibited from participating in the conduct of the Bank’s affairs by a notice served under Section 8(e) or 8(g) of the FDIA (12 U.S.C. 1818(e) and (g)), the Employer shall have the right to suspend all obligations of the Employer under this Agreement as of the date of service, unless stayed by appropriate proceedings. If the charges in the notice are dismissed, the Employer shall reinstate prospectively any of its obligations which were suspended. If the FDIC is appointed receiver or conservator under Section 11(c) of the FDIA (12 U.S.C. 1821(c)) of the Company or any depositary institution controlled by the Company, the Employer shall have the right to terminate all obligations of the Employer under this Agreement as of the date of such receivership or conservatorship, other than any rights of the Executive that vested prior to such appointment. If the Employer is in default (as defined in Section 3(x)(1) of the FDIA), all obligations under this Agreement shall terminate as of the date of default, but the vested rights of the parties shall not be affected. If the FDIC provides open bank assistance under Section 13(c) of the FDIA (12 U.S.C. 1823(c)) to the Company or any depository institution controlled by the Company, but excluding any such assistance provided to the industry generally, the Employer shall have the right to terminate all obligations of the Employer under this Agreement as of the date of such assistance, other than any rights of the Employee that vested prior to the FDIC action. If the FDIC requires a transaction under Section 13(f) or 13(k) of the FDIA (12 U.S.C. 1823(f) and (k)) by the Company or any depository institution controlled by the Company, the Employer shall have the right to terminate all obligations of the Employer under this Agreement as of the date of such transaction, other than any rights of the Employee that vested prior to the transaction. Notwithstanding the foregoing provisions of this Section 24(b), any vested rights of the Executive may be subject to such modifications that are consistent with the authority of the FDIC.

(c)    Regulatory Approval. Notwithstanding the timing for the payment of severance under this Agreement, no such payments shall be made or commence, as applicable, that require the concurrence or consent of the appropriate federal banking agency of the Employer pursuant to 12 C.F.R. Section 359 prior to the receipt of such concurrence or consent. Any payments suspended by operation of this Section 24(c) shall be paid in a lump sum within thirty (30) days following receipt of the concurrence or consent of the appropriate banking regulators of the Employer or as otherwise directed by such regulators.

(d)    State Banking Limitations. All obligations under this Agreement are further subject to such conditions, restrictions, limitations and forfeiture provisions as may separately apply pursuant to any applicable state banking laws.

25.    Apportionment of Obligations. The obligations for the payment of the amounts otherwise payable pursuant to this Agreement shall be apportioned between the Company and the Bank as they may agree from time to time in their sole discretion.

26.    Counterparts. Any number of counterparts of this Agreement may be executed and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one instrument. This Agreement may be executed by portable document format (PDF) or facsimile signature which signature shall be binding upon the Parties.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have executed this Agreement effective as of the Effective Date first written above.

UNITED FINANCIAL BANCORP, INC.

___________________________________________
Kristen A. Johnson, Chair of Compensation Committee

UNITED BANK

__________________________________________
Kristen A. Johnson, Chair of Compensation Committee

___________________________________________
Brandon C. Lorey, Executive

Exhibit A
RELEASE OF CLAIMS

This Release of Claims (the “Agreement”) is made and entered into by and among United Financial Bancorp, Inc., a Connecticut corporation (the “Company”), United Bank (the “Bank” and collectively with the Company, the “Employer”), and _________________ (the “Executive”)

1.    SEPARATION. Executive’s employment with the Employer will terminate on ______________ or such later date as may be determined by the parties (“Separation Date”). The parties acknowledge that Executive’s termination from employment will result in a “Separation from Service” as defined in Section 409A of the Internal Revenue Code. Executive further agrees that the Executive hereby resigns as an officer and director of the Employer and any related or affiliated entities as of the Separation Date.

2.    CONSIDERATION. In consideration of the Executive’s decision to enter into this Agreement, the Employer will continue to employ Executive through the Separation Date and will provide Executive severance pay in accordance with the terms of the employment agreement between the Employer and the Executive dated ________________, 2015 (the “Employment Agreement”). federal, state and local tax withholdings and other legal deductions may be applied to the above payment as determined by the Employer in its sole discretion.

Whether or not Executive executes this Agreement, the Employer will pay Executive any and all wages for all hours worked up to and through the Separation Date within the appropriate time frame required by applicable law. If Executive fails or refuses to execute this Agreement, or if Executive revokes this Agreement as provided herein, Executive will not be entitled to the consideration set forth above.

3.    FULL AND FINAL RELEASE.

(a)    In consideration of the payments being provided to Executive above, Executive, for himself, his attorneys, heirs, executors, administrators, successors and assigns, fully, finally and forever releases and discharges the Bank and all other affiliated companies, as well as its and their successors, assigns, officers, owners, directors, agents, representatives, attorneys, and employees (all of whom are referred to throughout this Agreement as the “Releasees”), of and from all claims, demands, actions, causes of action, suits, damages, losses, and expenses, of any and every nature whatsoever, as a result of actions or omissions occurring through the date Executive signs this Agreement. Specifically included in this waiver and release are, among other things, any and all claims related to any severance pay plan, any and all claims related to Executive’s employment and separation from employment or otherwise, including without limitation: (1) Title VII of the Civil Rights Act of 1964, as amended by the Civil Rights Act of 1991; (2) the Americans with Disabilities Act, as amended; (3) 42 U.S.C. §1981; (4) the Age Discrimination in Employment Act (29 U.S.C. §§621-624); (5) 29 U.S.C. §206(d)(1); (6) Executive Order 11246; (7) Executive Order 11141; (8) Section 503 of the Rehabilitation Act of 1973; (9) Executive Retirement Income Security Act (ERISA); (10) the Occupational Safety and Health Act; (11) the Worker Adjustment and Retraining Notification (WARN) Act; (12) the Family and Medical Leave Act and (14) other federal, state and local discrimination laws, including those of the State of Connecticut.

Executive further acknowledges that Executive is releasing, in addition to all other claims, any and all claims based on any tort, whistle-blower, personal injury, defamation, invasion of privacy or wrongful discharge theory; retaliatory discharge theory; any and all claims based on any oral, written or implied contract or on any contractual theory (including the Employment Agreement); any claims based on a severance pay plan; and all claims based on any other federal, state or local constitution, regulation, law (statutory or common), or other legal theory, as well as any and all claims for punitive, compensatory, and/or other damages, back pay, front pay, fringe benefits and attorneys’ fees, costs or expenses.

(b)    Nothing in this Agreement, however, is intended to waive Executive’s entitlement to vested benefits under any other executive compensation or employee benefit plan or arrangement in which Executive participates or to which Executive is a party. Furthermore, the parties specifically agree that this release does not cover, and Executive expressly reserves, indemnification rights existing to the Executive as a current or former director and/or officer of the Employer under the Articles and Bylaws of the Employer and pursuant to applicable law and in accordance with any D&O policy existing for former officers and directors of the Employer. Finally, the above release does not waive claims that Executive could make, if available, for unemployment or workers’ compensation or claims that cannot be released by private agreement.

(c)    Executive understands that this Agreement does not bar the Executive from filing a complaint and/or charge with any appropriate federal, state, or local government agency or cooperating with said agency in its investigation. Executive agrees, however, that the Executive shall not be entitled to receive any relief or recovery (monetary or otherwise) in connection with any complaint or charge brought against the Releasees, without regard as to who brought said complaint or charge.

4.    ADVICE OF COUNSEL. Executive acknowledges that the Executive has been and is hereby advised by the Employer to consult with an attorney in regard to this matter. Executive understands that Executive is responsible for the costs of any such legal services incurred in connection with such consultation.

5.    POST-EMPLOYMENT COOPERATION. Executive agrees to fully cooperate with the Employer in the defense or prosecution of any claims or actions now in existence or which may be brought in the future against or on behalf of the Employer which relate to events or occurrences that transpired or which failed to transpire while Executive was employed by the Employer. Executive also agrees to cooperate fully with the Employer in connection with any internal investigation or review, or any investigation or review by any federal, state or local regulatory authority, relating to events or occurrences that transpired or failed to transpire while Executive was employed by the Employer. Executive’s full cooperation in connection with such matters shall include, but not be limited to, providing information to counsel, being available to meet with counsel to prepare for discovery or trial and acting as a witness on behalf of the Employer at a mutually convenient times.

6.    NO OTHER CLAIMS. Executive represents that Executive has not filed, nor assigned to others the right to file, nor are there currently pending, any complaints, charges or lawsuits against the Releasees with any governmental agency or any court or in any arbitration forum.

7.    NON-DISPARAGEMENT. Executive agrees that Executive has not (including during the time period while this Agreement was under consideration by Executive) and will not make statements to clients, customers and suppliers of the Employer or to other members of the public that are in any way disparaging or negative towards the Employer, the Employer’s products or services, or the Employer’s representatives or employees.

The Employer will advise the members of its Boards of Directors and all executive officers of the Employer (collectively, the “Persons to be Advised”) that they should not make public statements that are in any way disparaging or negative towards the Executive. The Employer will advise the Persons to be Advised that a non-disparagement agreement is in effect, and will use reasonable efforts to enforce compliance with this Agreement. Notwithstanding the foregoing agreement, the parties hereto recognize and acknowledge that the Employer will not be liable for statements between the Employer and its independent auditors or statements necessary to comply with applicable law.

8.    NON-ADMISSION OF LIABILITY OR WRONGFUL CONDUCT. This Agreement shall not be construed as an admission by the Employer of any liability or acts of wrongdoing or discrimination, nor shall it be considered to be evidence of such liability, wrongdoing, or discrimination.

9.    RETURN OF PROPERTY. Executive acknowledges, understands, and agrees that Executive will turn over to _________________ all documents, files, memoranda, records, Employer Information (as defined in the Employment Agreement), credit cards, records, books, manuals, computer equipment, computer software, pagers, cellular phones, facsimile machines, PDAs, keys and electronic keys or access cards into the building and any other equipment or documents, and all other physical or electronic property of similar type that Executive received from the Employer and/or that Executive used in the course of his employment with the Employer and that are the property of the Employer. Executive agrees that Executive will not delete, destroy or erase any data stored on or associated with such property, including but not limited to data stored on computers, servers, phones, or other electronic devices. Executive further agrees to return to _______________ any and all hard copies of any documents which are the subject of a document preservation notice or other legal hold and to notify ______________________ of the location of any electronic documents which are subject to a legal hold.

10.    CONFIDENTIALITY. The nature and terms of this Agreement are strictly confidential and they have not been and shall not be disclosed by Executive at any time to any person (including the Employer’s employees) except Executive’s lawyer, accountant, or immediate family without the prior written consent of an officer of the Employer, except as necessary in any legal proceedings directly related to the provisions and terms of this Agreement, to prepare and file income tax forms, or pursuant to court order after reasonable notice to the Employer. Executive may disclose that Executive is subject to an agreement not to disclose trade secrets and confidential information where necessary to comply with such confidentiality agreement. Executive agrees that Executive is responsible for informing these persons of the confidential nature of this Agreement and that any breach of this confidentiality provision by any of these persons shall be deemed a breach by Executive.

11.    GOVERNING LAW. This Agreement shall be interpreted under the laws of the State of Connecticut.

12.    SEVERABILITY. The provisions of this Agreement are severable, and if any part of this Agreement except Paragraphs 3, 5 or 7 are found by a court of law to be unenforceable, the remainder of the Agreement will continue to be valid and effective, and the court is authorized to amend relevant provisions of the Agreement to carry out the intent of the parties to the extent legally permissible. If Paragraph 3, 5 or 7 is found by a court of competent jurisdiction to be unenforceable, the parties agree to seek a determination by the court as to the rights of the parties, including whether Executive is entitled under those circumstances and the relevant law to retain the benefits paid to Executive under this Agreement.

13.    SOLE AND ENTIRE AGREEMENT. This Agreement and the Employment Agreement set forth the entire agreement between the parties with respect to the subject matters covered by this Agreement and the Employment Agreement; provided however, that all continuing obligations of confidentiality, non-competition or non-solicitation under the Employment Agreement shall survive. Any other prior agreements between or directly involving the parties to the Agreement and the Employment Agreement with respect to the subject matters covered by this Agreement and the Employment Agreement are superseded by the terms of this Agreement and the Employment Agreement and thus are rendered null and void.

14.    NO OTHER PROMISES. Executive affirms that the only consideration for his signing this Agreement is that set forth in Paragraph 2 that no other promise or agreement of any kind has been made to or with Executive by any person or entity to cause Executive to execute this document, and that Executive fully understands the meaning and intent of this Agreement, including but not limited to, its final and binding effect.

15.    NO VIOLATION OF THE LAW. Executive represents and acknowledges that Executive is unaware of any conduct, actions or inactions by the Employer or anyone employed by the Employer which would violate any federal, state or local law, any common law, or any rule promulgated by any administrative body. Executive further acknowledges that Executive has disclosed to ____________________ any relevant facts known to Executive of any conduct which violates any Employer policy or standard.

16.    LEGALLY BINDING AGREEMENT. Executive understands and acknowledges that this Agreement contains a full and final release of claims against the Employer; and that Executive has agreed to its terms knowingly, voluntarily, and without intimidation, coercion or pressure.

17.    ADVICE OF COUNSEL / CONSIDERATION AND REVOCATION PERIODS. Executive hereby acknowledges and agrees that this Agreement and the termination of Executive’s employment and all actions taken in connection therewith are in compliance with the Age Discrimination in Employment Act and the Older Workers Benefit Protection Act and that the releases set forth herein shall be applicable, without limitation, to any claims brought under these Acts. Executive acknowledges that the Executive has been and is hereby advised by the Employer to consult with an attorney in regard to this matter. Executive understands that Executive is responsible for the costs of any such legal services incurred in connection with such consultation. Executive further acknowledges that Executive has been given more than twenty-one (21) days from the time that Executive receives this Agreement to consider whether to sign it. Executive shall have seven (7) days from the date Executive signs this Agreement to revoke the Agreement. To revoke, Executive must ensure that written notice is delivered to ______________________________________________, by the end of the day on the seventh calendar day after Executive signs this Agreement. If Executive does not revoke this Agreement within seven (7) days of signing, this Agreement will become final and binding on the day following such seven (7) day period.

This Agreement includes a release of all known and unknown claims through the date of this Agreement. Executive should carefully consider all of its provisions before signing it. Executive’s signature below indicates Executive’s understanding and agreement with all of the terms in this Agreement.

IN WITNESS WHEREOF, the Parties have executed this Agreement effective as of ______________.

UNITED FINANCIAL BANCORP, INC.

___________________________________________

UNITED BANK

__________________________________________

___________________________________________
Executive